Exhibit 99.2

EXECUTION VERSION

SETTLEMENT AGREEMENT

SETTLEMENT AGREEMENT made as of this 3rd day of June 2009 (the “Agreement”) by and among the Official Committee of Unsecured Creditors (the “Committee”) of the chapter 11 bankruptcy estates (the “Estates”) of Midway Games, Inc. (“Midway”), Midway Home Entertainment Inc., Midway Amusement Games, LLC, Midway Interactive Inc., Surreal Software Inc., Midway Studios - Austin Inc., Midway Studios - Los Angeles Inc., Midway Games West Inc., Midway Home Studios Inc., and Midway Sales Company, LLC (each a “Debtor” and collectively, the “Debtors” or the “Company”), and Mark E. Thomas (“Thomas”), Acquisition Holdings Subsidiary I, LLC (“AHS”) and MT Acquisition Holdings LLC (“MTAH” and, collectively with Thomas and AHS, the “Thomas Parties”; and collectively with the Committee, on behalf of the Estates and the Estate’s unsecured creditors, the “Parties”).

The Parties have engaged in extensive, good faith, arms-length negotiation, based upon which the Parties now desire to settle and resolve certain disputes between them in connection with the Thomas Parties’ claims against and interests in the Debtors and the Estate’s claims against the Thomas Parties (i) regarding the nature of the Thomas Parties’ claims and interests in the Debtors and (ii) arising from certain events and circumstances preceding the filing of the Debtors’ chapter 11 cases (the “Cases”) and occurring or arising during the Cases.

The terms and conditions described herein are part of a comprehensive compromise, each element of which is consideration for the other elements and an integral aspect of the restructuring proposed herein.

RECITALS

A.    On February 12, 2009 (the “Petition Date”), each of the Debtors filed a voluntary petition for relief under chapter 11, title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Cases are being jointly administered under bankruptcy case 09-10465 (KG).

B.    On February 23, 2009, the United States Trustee for the District of Delaware (the “U.S. Trustee”) appointed the Committee.

C.    Prior to the Petition Date, Midway was a publicly traded company, with its common stock trading on the New York Stock Exchange under the symbol MWY. Until November 28, 2008, approximately 87% of Midway’s common shares were owned and controlled by Sumner M. Redstone (“Redstone”), individually, and through two affiliated companies that he owned and controlled, National Amusements Inc. (“NAI”) and Sumco Inc. (“Sumco” and, collectively with Mr. Redstone and NAI, the “Redstone Parties”).

D.    On February 29, 2008, the Debtors entered into certain transactions with NAI (the “February 2008 Transactions”) pursuant to which NAI made loans to the Debtors in the aggregate amount of $90 million, consisting of: (i) a $30 million loan facility (consisting of a term loan and a revolving credit facility) secured by substantially all of Midway’s assets (the “Secured Facility”), (b) a $40 million unsecured loan facility (the “Unsecured Facility”), and

(c) a $20 million unsecured subordinated loan facility (the “Subordinated Facility” and, collectively with the Secured Facility and the Unsecured Facility, the “Facilities”).  The Committee has alleged, inter alia, that the Midway Board of Directors violated its fiduciary duties in connection with the creation of the Facilities and that the Facilities should be recharacterized as equity.

E.    On November 28, 2008, the Redstone Parties sold to AHS for an aggregate purchase price of $100,000 (i) all of their approximate 87% equity stake in Midway (the “Majority Shares”), (ii) a 100% participation interest in the Secured Facility, and (iii) a 100% participation interest in the Unsecured Facility (the transactions described in (i), (ii) and (iii) above, collectively, the “Redstone-Thomas Transaction”).  Subsequently, NAI formally assigned all of its rights and interests in the Secured Facility and Unsecured Facility to AHS.

F.    Upon commencing the Cases, the Debtors immediately moved the Bankruptcy Court for authority to use the cash collateral of AHS subject to certain terms and conditions negotiated by AHS with the Debtors (the “Cash Collateral Motion”). Certain noteholders holding notes issued by certain of the Debtors (the “Objecting Noteholders”) filed a preliminary objection to the Cash Collateral Motion and opposed the Cash Collateral Motion at the February 13, 2009 interim hearing.

G.    On February 17, 2009, the Bankruptcy Court entered an interim order (the “Interim Cash Collateral Order”) authorizing some of the relief requested in the Cash Collateral Motion, subject to modifications addressed on the record of the February 13, 2009 hearing. The Interim Cash Collateral Order provided, inter alia, (i) that all interest accruing under the Secured Facility be paid by the Debtors into a segregated account maintained in the name of the Debtors subject to AHS’s liens (the “Segregated Interest Account”) until further order of the Bankruptcy Court and (ii) permitted AHS to receive as adequate protection the out of pocket expenses of AHS for reasonable professional fees (including his or its legal and financial advisors) incurred on behalf of AHS both prior to the Petition Date and during the period covered by the Interim Cash Collateral Order (“AHS’s Professional Fees”).  Subsequent to the entry of the Interim Cash Collateral Order, the Debtors paid AHS’s Professional Fees in the aggregate sum of $287,332.63 (the “Professional Fee Payments”).

H.    Following its formation, the Committee joined in the Objecting Noteholders’ objection to the Cash Collateral Motion. The Objecting Noteholders and, subsequently, the Committee contended, among other things, that the terms and conditions that AHS had demanded in return for permitting the Debtors’ use of cash collateral were overreaching, that AHS was and is substantially over-secured in its collateral and, hence, did not require the various protections that were proposed in favor of AHS in the Cash Collateral Motion, and that the unique nature of the events and insider transactions that had occurred prepetition created material claims against various insiders, the Thomas Parties, and others that required investigation by the Committee.

I.    In response to the objections to the Cash Collateral Motion, AHS filed its own objection to the Cash Collateral Motion and a cross-motion for relief from the automatic stay to enforce its rights and remedies under the Secured Facility and Unsecured Facility if the Cash Collateral Motion was not approved in a manner acceptable to

AHS, contending that AHS’s collateral is declining in value and the Debtors cannot provide AHS with adequate protection.

J.    Following evidentiary hearings that took place on April 1 and April 6, 2009, the Bankruptcy Court sustained the Committee’s objection to the Cash Collateral Motion and, on April 9, 2009, entered (i) an order authorizing the Debtors’ use of cash collateral on terms and conditions as set forth therein (the “Final Cash Collateral Order”) and (ii) an order denying AHS’s cross-motion for relief from the automatic stay (the “Order Denying the Cross-Motion”; collectively with the Final Cash Collateral Order, the “Orders”).  As part of the Cash Collateral Order, the Bankruptcy Court granted the Committee the right to “investigate, assert and/or prosecute on behalf of Debtors’ estates any and all claims of the estates against any party that arise out of, or relate to (a) any transaction by and between NAI or any of its affiliates or shareholders on the one hand, and any of the Debtors on the other hand, (b) transactions that led to AHS, and/or any of AHS’ affiliates, insiders or shareholders, becoming the majority owner of the Debtors and the owner of claims against the Debtors previously held by NAI and (c) any action or omission of any insider or affiliate of the Debtors including, without limitation, NAI, AHS, or any of their respective affiliates, insiders or shareholders, in connection with any of the Debtors” in the Cases.

K.   The Cash Collateral Order continued to permit interest payments to be segregated into the Segregated Interest Account subject to AHS’s liens, but prohibited payments of AHS’s Professional Fees, subject to further Court order.

L.    On April 20, 2009, AHS appealed each of the Orders and filed with the Bankruptcy Court a motion for leave to appeal each of the Orders under 28 U.S.C. § 158(a) (collectively, each of AHS’s appeals and its motion for leave to appeal, the “Appeals”).

M.   On May 11, 2009, the Committee filed a complaint against a number of parties, including the Thomas Parties, alleging claims arising out of and in connection with the February 2008 Transactions and the Redstone-Thomas Transaction (the “Pending Actions”).

N.    The Parties have engaged in good faith negotiations regarding resolving (i) the Estates’ claims against the Thomas Parties (including without limitation the claims asserted in the Pending Actions), (ii) the Thomas Parties’ claims against the Estates and interests in the Debtors and (iii) the Appeals.

AGREEMENT

NOW, THEREFORE, the Parties, intending to be legally bound, and in exchange for valuable consideration the receipt of which is acknowledged, agree and stipulate as follows:

1.    INCORPORATION OF RECITALS

The Recitals set forth above are incorporated by reference.

2.    EFFECTIVENESS OF AGREEMENT

This Agreement shall be submitted for approval by the Bankruptcy Court in a motion filed by the Committee (the “Settlement Motion”) to approve the compromises contained herein pursuant to Rule 9019 of the Federal Rules of Bankruptcy Procedure and shall become effective and binding on the date (the “Settlement Effective Date”) on which the order approving the Settlement Motion has become a final order (the “Settlement Order”).  The Committee shall use reasonable efforts to procure approval of this Agreement by the Bankruptcy Court.

3.    SETTLEMENT PAYMENT

3.1.    Consideration to Thomas Parties.  In full and complete satisfaction of all claims, liens, security interests, rights and interests of any of the Thomas Parties in the Debtors or any property of the Debtors (collectively, the “Thomas Claims”), the Thomas Parties shall receive the following:

a. Allowed Settlement Claim.  Effective as of the Settlement Effective Date, AHS shall have an allowed claim against the Estates in the aggregate amount of $5,000,000 (the “Settlement Claim”).  The Settlement Claim shall be secured by a valid, binding, perfected, first in priority lien and security interest in those assets that constitute collateral under the Secured Facility and proceeds thereof (the “Collateral”), provided, that the security interest securing the Settlement Claim shall not be subject to surcharge under section 506(c) of the Bankruptcy Code or the equities of the case exception to section 552(b) of the Bankruptcy Code, and further provided that the Debtors may not grant, to any person or entity, liens on or security interests in the Collateral that are senior to the security interest securing the Settlement Claim. The Settlement Claim and the security interest securing the Settlement Claim shall be effective as of the date of the Settlement Effective Date without any further action by the Thomas Parties or the Debtors and without the necessity of the execution, filing or recordation of any financing statements, security agreements, lien applications or other documents. The security interest securing the Settlement Claim shall terminate automatically upon receipt of the Settlement Payment (as defined in Section 3.1(b)).

b. Amount and Timing of Settlement Payment.  Upon the earlier of (i) the date upon which the sale of substantially all of the Debtors’ assets closes (“Sale Date”) and (ii) the effective date of a confirmed plan of reorganization or liquidation (“Plan”) in the Cases (“Plan Effective Date” and either of the Sale Date and Plan Effective Date, as applicable, a “Settlement Payment Date”), the Estates shall pay to AHS in cash, by wire transfer of immediately available funds to an account maintained with a depository located in the United States and specified by AHS, the amount of the Settlement Claim, less the Professional Fee Payments (the “Settlement Payment”), provided that in the event that a sale of substantially all of the Debtors’ assets under (i) of this Section 3.1(b), AHS may request that the Settlement Payment be paid to AHS at closing directly from the sale proceeds.

c.	Releases. Effective as of the Settlement Effective Date, the releases contained in Section 5 hereof shall become effective and binding in all respects.

4.    DISPOSITION OF THOMAS CLAIMS AND MAJORITY SHARES

4.1.    Upon Closing of Sale(s).  Each of the Thomas Parties hereby consents to any sale of substantially all of the Debtors’ assets, or to any sales of assets that, collectively, will result in the sale of substantially all of the Debtors’ assets, so long as such sale or sales result in the Thomas Parties’ timely receipt of the Settlement Payment, as provided herein. Each of the Thomas Parties further agrees that any such sale(s) of assets will be free and clear (within the meaning of section 363(f) of the Bankruptcy Code) of all liens, claims, interests and other encumbrances that secure the Settlement Claim, provided such liens, claims, interests and other encumbrances attach to the proceeds of any such sales with the validity, priority, force and effect as set forth in Section 3.1(a) of this Agreement.

4.2.    No Further Claims.  Upon the receipt of the Settlement Payment but subject to Sections 5.5 and 5.6(b) hereof, (a) none of the Thomas Parties will have any claim arising out of or in any way related to the Redstone-Thomas Transaction, against anyone, including, without limitation, the Committee, the Debtors or the Estates, or against any property of any of the Estates and (b) none of the Thomas Parties will assert or will be entitled to assert any further right of payment from the Committee, the Debtors or the Estates with respect to any such claim. For the avoidance of doubt, none of the Thomas Parties is, by virtue of Section 4.2, waiving any claim which may later be asserted as a Permitted Counterclaim (as hereinafter defined).

4.3.    No Interest or Fees.  No interest will accrue on the Settlement Claim. Furthermore, the Thomas Parties shall not be entitled to recover from the Estates or from any property of any of the Estates any interest, fees or expenses in connection with either the Thomas Claims or the Settlement Claim.

4.4.    Majority Shares.  Effective upon the Settlement Effective Date, the Thomas Parties hereby grant to the Committee, on behalf of the Estates and their general unsecured creditors, an irrevocable proxy to vote the Majority Shares (the “Proxy”) and do hereby forever and irrevocably relinquish the right to vote the Majority Shares in favor of the Committee pursuant to the Proxy or pursuant to the dictates of a Plan supported by the Committee and confirmed by the Bankruptcy Court.  The ultimate disposition of the Majority Shares will be determined by the Committee, on behalf of the Estates and their general unsecured creditors, in the context of a Plan supported by the Committee and confirmed by the Bankruptcy Court, or, if the Cases are converted to chapter 7 bankruptcy cases, by the chapter 7 trustee of the Midway’s bankruptcy estate.

5.    RELEASES.

5.1.    The Estates’ Release of the Thomas Parties:  Effective as of the Settlement Effective Date, the Committee, on behalf of the Estates and any other party having standing to bring the causes of action released pursuant to this Section 5,1, hereby RELEASE, ACQUIT and

FOREVER DISCHARGE each of the Thomas Parties and their respective affiliates, successors, assigns, partners, shareholders, members, managers, directors, officers, attorneys, agents, representatives and employees and the successors, assigns, heirs, executors and personal representatives of each of the foregoing (the “Thomas Released Parties”), from any and all possible action and actions, cause and causes of action, avoidance actions, suits, account, promissory notes, deposits, covenants, contracts, controversies, agreements, promises, damages, rights, duties, executions, claims, demands, obligations, allegations, costs, expenses, liabilities or other rights of any nature whatsoever related to, arising from or connected with the Redstone- Thomas Transaction, the Debtors, the Estates or the Cases, including, without limitation, the ownership of the common stock of Midway and the ownership of the Secured Facility and the Unsecured Facility, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law (in contract, tort or otherwise), equity or otherwise that are based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to receipt of the Settlement Payment (collectively, the “Released Claims”); provided, however, the Released Claims do not include claims, rights, obligations and privileges created by or arising under this Agreement. The Committee, on behalf of the Estates and any other party having standing to bring the causes of action released pursuant to this Section 5.1, covenants and agrees that this release of the Released Claims shall operate as a complete bar to any such Released Claims. Except for litigation to enforce the terms of this Agreement, the Committee, on behalf of the Estates, hereby covenants and agrees that no representative of the Estates will initiate, prosecute or maintain any action, suit or other proceeding against the Thomas Released Parties, or give advice or assistance in relation to any action, suit or other proceeding against the Thomas Released Parties, which arises out of, or is or may be, in whole or in part, based upon, related to or connected with the Released Claims, subject in each case to the provisions of Section 5.6(a).

5.2.    Thomas Parties’ Release of the Debtors’ Estates and the Committee. Effective as of the Settlement Effective Date, the Thomas Parties, for themselves and their respective affiliates, successors, assigns, partners, shareholders, members, managers, directors, officers, attorneys, agents, representatives and employees, hereby RELEASE, ACQUIT and FOREVER DISCHARGE the Committee, the Debtors and any of the Debtors’ respective Estates, affiliates, successors, assigns, partners, shareholders, members, directors, officers, attorneys, agents, representatives and employees and the successors, assigns, heirs executors and personal representatives of each of the foregoing (the “Estate Released Parties”) from any and all possible action and actions, cause and causes of action, avoidance actions, suits, account, promissory notes, deposits, covenants, contracts, controversies, agreements, promises, damages, rights, duties, executions, claims, demands, obligations, allegations, costs, expenses, liabilities or other similar rights of any nature whatsoever related to, arising from or connected to Debtors or the Estates, including, without limitation, the Redstone-Thomas Transaction, ownership of the common stock of Midway and ownership of the indebtedness owed under the Secured Facility and the Unsecured Facility, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law (in contract, tort, or otherwise), equity or otherwise that are based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to receipt of the Settlement Payment (collectively, the “Thomas Parties Released Claims”); provided, however, the Thomas Parties Released Claims do not include apply to claims, rights, obligations and privileges created by or arising under this Agreement. Each of the Thomas Parties agrees that this release of the Thomas Parties Released Claims shall operate as a complete bar to any such Thomas Parties Released Claims. Except for litigation to enforce the terms of this Agreement, each of the Thomas Parties hereby covenants and agrees that it will not initiate, prosecute or maintain any action, suit, crossclaim, counterclaim or proceeding or give advice or assistance in relation to any action, suit or proceeding which arises out of, or is or may be, in whole or in part, based upon, related to, or connected with the Thomas Parties Released Claims, subject in each case to the provisions of Sections 5.5 and 5.6(b).

5.3.    Release of Cash in Segregated Interest Account to Estates.  Effective upon the receipt of the Settlement Payment, all cash maintained in the Segregated Interest Account shall be released from such account and shall be available for use by the Debtors in the ordinary course of their business or as otherwise authorized by the Bankruptcy Court.

5.4.    Release of Liens and Security Interests.  Effective upon receipt of the Settlement Payment, all liens and security interests securing any of the Thomas Claims shall be deemed automatically terminated without any further action by any of the Thomas Parties or the Debtors and without the necessity of the execution, filing or recordation of any documents. Notwithstanding the foregoing, effective upon the receipt of the Settlement Payment, each of the Debtors and the Committee is irrevocably authorized to file and/or record, on behalf of any of the Thomas Parties, any lien termination statement or similar document that any of the Debtors or the Committee determines to be necessary to effectuate the release or termination of any lien against or security interest in the Collateral, or any portion thereof, filed or recorded in the name of any of the Thomas Parties.

5.5.    Limitations on Thomas Parties’ Actions.  On and after the Settlement Effective Date, subject in each case to the provisions of Section 5.6(b), none of the Thomas Parties shall file any pleading, motion or other paper or make any argument contrary to any position supported by the Committee, except to the extent (i) necessary to enforce their rights under this Agreement, (ii) necessary to defend against any claims, crossclaims or counterclaims asserted by any party other than the Committee, or (iii) the Committee has provided the Thomas Parties written consent to do so. On and after the Settlement Effective Date, except with respect to the enforcement of their rights under this Agreement, none of the Thomas Parties shall initiate or prosecute any action or claim (including, without limitation, crossclaims and counterclaims) against any person or entity in connection with the Thomas Parties Released Claims or in connection with the claims or assertions set forth in the Pending Actions; provided, however, the Thomas Parties shall be entitled to assert any crossclaims and counterclaims against any of the Redstone Parties in any action brought by the Redstone Parties against the Thomas Parties concerning the assertions set forth in the Pending Actions or relating to the Redstone-Thomas Transaction (“Permitted Counterclaims”); provided further, that the Thomas Parties may assert Permitted Counterclaims only for the purpose of offsetting claims asserted by any of the Redstone Parties against the Thomas Parties.

5.6.    Certain Exceptions.

a.    Nothing in this Agreement affects any right of the Committee or its attorneys to prosecute the Pending Actions, or any other action or claim, against any party other than the Thomas Released Parties, in a manner that the Committee and its attorneys determine, in their sole discretion, to be appropriate. Furthermore, notwithstanding the provisions of the last sentence of Section 5.1 hereof, nothing in this Agreement affects any obligation of the Committee, any member of the Committee, or any representative of the Estates to produce documents in its possession or under its control or provide truthful testimony in the event it is subpoenaed or otherwise required to testify in the Pending Actions or in any other action, suit or proceeding brought against it by any person or entity.

b.    Notwithstanding the provisions of Section 4.2 hereof, the last sentence of Section 5.2 hereof and the provisions of Section 5.5 hereof, nothing in this Agreement affects any obligation of any of the Thomas Parties to produce documents in their possession or under their control or provide truthful testimony in the event they are subpoenaed or otherwise required to testify in the Pending Actions or in any action, suit or proceeding brought against any of them by any person or entity (including with respect to any Permitted Counterclaim).

5.7.    Dismissal of the Pending Actions Against Thomas Parties.  On the Settlement Effective Date, the Committee shall file a notice and take such other measures as are necessary in the Pending Actions to dismiss the Thomas Parties as defendants in such proceeding, with prejudice, without costs to either party, and without rights of appeal.  Upon execution of this Agreement, the Committee does hereby extend any applicable response dates and deadlines, and seek a continuance of all hearings, applicable to the Thomas Parties in the Pending Actions until the earlier of the Settlement Effective Date and thirty (30) days after the Bankruptcy Court denies approval of this Agreement.

5.8.    Dismissal of Appeals.  On the Settlement Effective Date, the Thomas Parties shall file a notice and take such other measures as are necessary in the Appeals to withdraw the Appeals, with prejudice, without costs to either party.

6.    NO SOLICITATION

Nothing herein shall constitute the solicitation of votes under section 1126 of the Bankruptcy Code or otherwise require any Party to vote for or against any Plan.

7.    MISCELLANEOUS PROVISIONS

7.1.    Authority.  Each of the signatories below represents and warrants that he or she has the power and authority to bind the Party or Parties for whom he or she is signing this Agreement and that no further approvals or consents are required to make this Agreement binding on the Party or Parties on whose behalf such person executes this Agreement.

7.2.    Further Assurances.  The Parties shall each use their best efforts and shall act in good faith to take or cause to be taken all action and do or cause to be done all things necessary, proper or advisable to effect and consummate this Agreement and the transactions contemplated by this Agreement, including the negotiation of any other customary terms of a Plan and the execution of any related documents, which in all respects shall be consistent with the terms of this Agreement.

7.3.    Governing Law.  This Agreement shall be governed by federal law (to the extent applicable) and the laws of the State of Delaware, without giving effect to principles of conflicts or choice of laws.

7.4.    Interpretation.  Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular, the singular includes the plural, the part includes the whole, “including” is not limiting, and “or” has the inclusive meaning represented by the phrase “and/or.”  The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.

7.5.    Integration.  This Agreement is intended by the Parties as a final expression of their agreement and is intended as a complete statement of the terms and conditions of their agreement and supersedes all prior understandings and agreements, whether written or oral, among the Parties relating to the terms and conditions provided for in this Agreement.

7.6.    No Oral Modification.  This Agreement may only be modified by a writing executed by each of the Parties.

7.7.    Duration; Survival.  All representations and warranties in this Agreement shall survive the making of, and will not be waived by, the execution and delivery of this Agreement.

7.8.    Headings.  The headings of the sections in this Agreement are for purposes of reference only, and shall not limit or affect the meaning of any section.

7.9.    Joint Preparation.  The preparation of this Agreement has been a joint effort of the Parties and the resulting document shall not be construed against any party as the draftsman.

7.10.      Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns, heirs, executors and personal representatives, including, without limitation, the Debtors, any trustee of the Debtors in the Cases or under chapter 7 of the Bankruptcy Code, and any person or entity charged with representing the interests of the Estates, or any successors to the interests of the Estates, following confirmation of a Plan.  The Thomas Released Parties are intended third party beneficiaries of this Agreement.

7.11.    No Admission of Liability.  The Parties hereto deny the liability of each Party to the other for all matters that are the subject of the foregoing releases and this Agreement shall (i) constitute a final compromise and settlement thereof, and (ii) not constitute an admission of liability by the Parties hereto with respect to claims arising out of or in any way related to the Redstone-Thomas Transaction.

7.12.    Counterparts; Execution by Facsimile or PDF.  This Agreement may be executed in one or more counterparts and by facsimile or pdf, each of which shall be deemed an original, but all of which shall constitute one and the same agreement.

7.13.    CHOICE OF VENUE. THE PARTIES AGREE THAT ALL DISPUTES OF EVERY KIND AND NATURE ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT MAY BE RESOLVED IN THE UNITED STATES BANKRUPTCY COURT FOR THE DISTRICT OF DELAWARE. THE PARTIES CONSENT TO THAT COURT EXERCISING SUBJECT MATTER AND PERSONAL JURISDICTION WITH RESPECT TO ANY SUCH DISPUTE.

IN WITNESS WHEREOF, the Parties, intending to be legally bound, have duly executed this Agreement as of the date first set forth above.

        THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS, ON BEHALF OF THE DEBTORS’ ESTATES AND THEIR
                                    CREDITORS:

        By:          /s/ Harvey E. Benjamin
        Co-Chair of the Committee
        Harvey E. Benjamin
        NBA Properties, Inc.

        By:          /s/ Noah Greenhill
        Co-Chair of the Committee
        Noah Greenhill
        Highbridge International LLC

                    THOMAS PARTIES:

                    MARK THOMAS

                    /s/ Mark E. Thomas
                    Mark E. Thomas, individually

                    ACQUISITION HOLDINGS SUBSIDIARY I, LLC.:

                    By:  /s/ Mark E. Thomas
                    Name: Mark E. Thomas
                    Title: Managing Member

                    MT ACQUISITION HOLDINGS, LLC.:

                    By: /s/ Mark E. Thomas
                    Name: Mark E. Thomas
                    Title: Managing Member